Exhibit 99.1

COMAMTECH INC.

COMAMTECH INC. DELISTING FROM NASDAQ STOCK MARKET

Montreal, Québec, December 22, 2010 – Comamtech Inc. (“Comamtech”) (NASDAQ: COMT) today announced that the Company had received a letter from the NASDAQ Stock Market, Inc. (“Nasdaq”) on December 21, 2010 informing the Company that it will be delisted from the Nasdaq Stock Market and that trading in its shares will be suspended effective upon the open of business on Thursday, December 23, 2010.  The Company expects that its common stock will be quoted on the OTC Bulletin Board in the near future.  Quotes for OTC Bulletin Board stocks can be found at OTCBB.com.  The Company will continue to maintain its status as a reporting company with the Securities and Exchange Commission and update its shareholders on material events and financial information as required.

On September 20, 2010, the Nasdaq staff notified the Company that it had determined that the Company would be a public shell as a result of the completion of its transaction with N. Harris Computer Corporation.  As previously announced, upon closing of the N. Harris Computer Corporation transaction on November 4, 2010, the Nasdaq Staff informed the Company that, based on the public shell determination under Nasdaq Listing Rule 5101, the Company would be delisted, unless it appealed the determination by requesting a hearing. On November 10, 2010, the Company requested a hearing, which was held on December 16, 2010.

The Nasdaq Hearing Panel acknowledged that the Company appears to be making good faith and diligent efforts to move quickly toward a reverse merger acquisition with DecisionPoint Systems Inc. (OTCBB: DNPI). However, the Nasdaq Hearing Panel concluded that the prospective timeline and associated uncertainty regarding conditions required for Nasdaq listing in connection with the DNPI transaction are longer than a public shell should remain listed on Nasdaq.  The Nasdaq Hearing Panel therefore declined to exercise discretionary authority to permit continued listing of the Company pending the DNPI closing and determined that the Company will be delisted.

Marc Ferland, CEO of the Company commented, “Although the Nasdaq Hearing Panel declined to exercise their discretionary authority to continue our listing through the closing of the merger with DNPI, the merger transaction will result in a going concern and we intend to be fully compliant with the new listing qualifications post-closing.”

Mr. Nicholas Toms, Chairman and CEO of DNPI stated: “Upon the completion of the merger transaction, the Company will promptly pursue a new listing on Nasdaq.”

About Comamtech Inc.

Comamtech is the successor to Copernic Inc. which was sold to N. Harris Computer Corporation on November 4, 2010.

About DecisionPoint Systems, Inc.

DecisionPoint Systems, Inc. (OTCBB: DNPI) delivers improved productivity and operational advantages to its clients by helping them move their business decision points closer to their customers.  They do this by making enterprise software applications accessible to the front-line worker anytime, anywhere.  DecisionPoint utilizes all the latest wireless, mobility, and RFID technologies.  For more information on DecisionPoint Systems visit http://www.decisionpt.com/news.php.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results.  Some of these risks and uncertainties are detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission.  The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law.

FOR MORE INFORMATION CONTACT:

Comamtech Inc.
Marc Ferland, President and Chief Executive Officer
Telephone Local: 418-653-1555
Email: mferland@comamtech.com